Exhibit 11.1

INTEGRAL SYSTEMS INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

	Twelve Months Ended September 30,
	2006	2005	2004
Numerator:
Net Income	$12,338,930	$6,300,920	$6,760,998
Denominator:
Denominator for basic earnings per share-weighted-average shares	10,891,053	10,282,420	9,895,357
Effect of dilutive securities:
Employee stock options	112,734	80,171	24,642
Contingently issuable shares	—	171,396	230,349
Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	11,003,787	10,533,987	10,150,348
Basic earnings per share	$1.13	$0.61	$0.68
Diluted earnings per share	$1.12	$0.60	$0.67